

November 8, 2012

<u>Via Facsimile</u>
Martin Pastoriza Ramos
Chief Executive Officer
Unseen Solar, Inc.
505 Camino Elevado
Bonita, CA 91902

> **Re:**   **Unseen Solar, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed October 4, 2012**
>   **File No. 000-54392**

Dear Mr. Ramos:

We have reviewed your response letter, dated November 1, 2012, and we have the following comments.

<u>General</u>

1. We note your response to comment one of our letter dated October 26, 2012. Please revise your EDGAR profile to reflect the company's current contact telephone number. Additionally, please confirm that you will accurately disclose the telephone number of the company's principal executive offices in future filings.

2. We note your response to comment two of our letter dated October 26, 2012. Specifically, we note your statement that you currently have adequate authorized but unissued shares of common stock to issue a 60% ownership interest to the Western shareholders. However, as we noted in our prior comment two, upon completion of the contemplated stock dividend, 60% of your issued and outstanding shares of common stock would appear to equal 180 million shares of common stock. Given that you currently have only 100 million shares of authorized common stock, it appears that some of the additional authorized common shares will be used to complete the transaction with Western Water Consultants, Inc. Therefore, please revise your preliminary proxy statement to include the information required by Items 11, 13, and 14 of Schedule 14A. Refer to Note A to Schedule 14A.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Mark C. Lee (*via e-mail*)
        Greenberg Traurig, LLP